UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AudioCodes Ltd.

(Exact name of registrant as specified in its charter)

ISRAEL	0-30070
(State or other jurisdiction of	(Commission file number)
incorporation or organization)

Hayarden St. 1, Airport City, Lod, Israel 7019900

(Address of principal executive offices)

Ofer Nimtsovich, 972-3-9764000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (“Form SD”) of AudioCodes Ltd. (“AudioCodes,” “we,” “us,” or “our”) for the year ended December 31, 2019 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Item 1.01 Conflict Minerals Disclosure and Report

AudioCodes evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold, which are defined as “conflict minerals” by the United States Securities and Exchange Commission, that are necessary to the functionality or production of our products. Accordingly, AudioCodes is filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the origin of the conflict minerals used in our products.

Conflict Minerals Disclosure

We undertook due diligence measures, including surveying our direct suppliers through an industry-standard survey template for conflict minerals, to try to determine the sources of these minerals, which we purchase through a complex supply chain. Currently, we do not have sufficient information from all our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals.

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 hereto. Our Conflict Minerals Report, as well as our Conflict Minerals Policy, are publicly available on our website at https://www.audiocodes.com/corporate/audiocodes-going-sustainable under the heading "Conflict Minerals”. Except as expressly provided herein, the information on, or that can be accessed through, our website is not part of this Form SD.

Item 1.02 Exhibit

See Item 2.01 below.

Section 2 – Exhibits

Item 2.01. Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AUDIOCODES LTD.

By: /s/ Ofer Nimtsovich

Name: Ofer Nimtsovich

Title: Chief Operating Officer (COO)

May 19, 2020